

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

Via E-mail
Cary J. Claiborne
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
4520 East West Highway, 3rd Floor
Bethesda, MD 20814

>    **Re:    Sucampo Pharmaceuticals, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed December 21, 2012**
>    **File No. 333-185635**

Dear Mr. Claiborne:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 24

1. Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011. Specifically, this should include your current reports on Form 8-K as filed on February 7, 2012, March 9, 2012, September 12, 2012 and September 25, 2012.

Sales Agreement Prospectus
Cover Page

2. Please revise your disclosure to indicate that Cantor Fitzgerald & Co. will be an underwriter in lieu of your current disclosure that it "may be deemed to be" an underwriter. Please similarly revise page SA-7 to remove your disclosure that Cantor Fitzgerald & Co. "may" be deemed to be an underwriter.

Exhibit 5.1

3.  Please revise the legal opinion of Manatt, Phelps & Phillips, LLP to exclude the Sales Agreement Shares from the assumption that "that the issuance and sale of the Company Securities do not violate any applicable law, are in conformity with the Company's then operative certificate of incorporation and bylaws, do not result in a default under or breach of any agreement or instrument binding upon the Company and comply with any applicable requirement or restriction imposed by any court or governmental body having jurisdiction over the Company." It is inappropriate with respect to the Sales Agreement Shares for the firm to assume that to which it later has provided its legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Gordon M. Bava
        Manatt, Phelps & Phillips, LLP